

August 1, 2023

Karan Puri
Chief Executive Officer
Vahanna Tech Edge Acquisition I Corp.
1230 Avenue of the Americas, 16th Floor
New York, NY 10020

>   **Re: Vahanna Tech Edge Acquisition I Corp.**
>   **Amendment No. 3 to Form S-4**
>   **Filed July 24, 2023**
>   **File No. 333-269747**

Dear Karan Puri:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023 letter.

Form S-4/A filed July 24, 2023

General

1.   We note your revised disclosure and response to comment 1. Please advise why you believe that two business days prior to the shareholder meeting will provide a sufficient period of time for adequate dissemination of the information referenced in your response to permit shareholders to assess the information and to change their voting decisions if desired. Please indicate if you will, in addition to issuing the press release, attempt to contact shareholders directly and if so, the method of such contact. Please also advise how shareholders wishing to change their vote following issuance of the press release will be able to do so given the limited two business day window. Please indicate what consideration, if any, the you have given to providing shareholders with more than two

business days and whether you have considered the potential risk that some shareholders wishing to change their vote following issuance of the press release may not be able to do so given the short time frame. In providing your response, you may find it helpful to refer to Exchange Act Release No. 23789 (November 10, 1986) and the text accompanying footnotes 48 and 49.

 You may contact Ben Phippen at (202) 551-3697 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Evan D'Amico